The Berkshire Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 7, 2012

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Berkshire Funds (the “Trust”) Securities Act Registration No: 333-21089 Investment Company Act Registration No: 811-08043

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments and suggestions provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on September 24, 2012, regarding the Commission’s Review of the Trust’s Semi-Annual Report dated June 30, 2012 (the “Report”) and the related NSAR-A filing for the same time period.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Berkshire Funds – Berkshire Focus Fund

Statement of Changes in Net Assets

1.
Staff Comment:  In the section “Statement of Changes in Net Assets,” as described in Section 210.6-09 of Regulation S-X, please disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

Response:  The Trust responds by noting that for the periods depicted in the Report, the Berkshire Focus Fund incurred net investment losses, which were reclassified as Paid-in-Capital.  As such, the net investment income was zero and the line item referenced in the Staff comment was not included.  The Trust further notes that had there been positive net investment income, or net investment losses that were not reclassified in that way, the balance of undistributed net investment income would have been disclosed.  The Trust will include such representations pursuant to these procedures in future reports.

Financial Highlights

2.
Staff Comment:  In the “Financial Highlights,” please include interest expense in the “Ratio of Expenses to Average Net Assets” to conform to the calculation described in Item 13 of Form N-1A, as opposed to presenting interest expense as a footnote to the table.

Response:  The Trust responds by agreeing to include interest expense as part of the Ratio of Expenses to Average Net Assets calculation depicted as part of the table in the Financial Highlights in future reports.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-CSRS, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam Henkel, Esq. at (312) 325-2037 or the undersigned at (408) 955-0707.

Very truly yours,

/s/ Malcolm R. Fobes
Malcolm R. Fobes III
President, Treasurer and Chief Financial Officer

The Berkshire Funds

cc:           Thompson Hine LLP